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Astris Energi Inc. · 6-K · For 08/18/05,  Filed On 08/19/05
Document 1 of 1 · 6-K · Report of a Foreign Private Issuer
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report: August 18, 2005

Commission File Number: 0-31481

ASTRIS ENERGI INC.
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(Translation of registrant’s name into English)
2175-6 Dunwin Drive, Mississauga, Ontario, Canada L5L 1X2
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(Address of principal executive office)

Registrant’s telephone number, including area code: (905)608-2000

Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F. Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K/ in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

Astris Energi Inc. · 6-K · For 08/18/05, Filed On 08/19/05
Document 1 of 1 · 6-K · Report of a Foreign Private Issuer
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The following are included in this report on Form 6-K:
	Sequential
Exhibit	Description	Page Number
-------	-----------	-----------
1.	Press Release, dated August 18, 2005	3

EXHIBIT

ASTRIS ENERGI SECURES ORDER FOR FUEL CELLS AND GENERATOR FROM ELECTRONIC MACHINING s.r.l.

MISSISSAUGA, ONTARIO, CANADA, August 18, 2005 -- Astris Energi Inc. (OTC Bulletin Board - ASRNF), the world’s leading alkaline fuel cell (AFC) technology company, announced today that it has received an initial order for a fuel cell generator and supporting test equipment from Italy’s Electronic Machining s.r.l. (El.Ma). The CDN$0.2 million order includes Astris fuel cells, test equipment, an E8 generator and engineering service fees. The majority of the order will be realized as revenue during 2005.

El.Ma. is a privately held company with offices and technical development facilities in Rovereto, Trento, Italy. Their fuel cell and hydrogen R&D activity is largely funded by the Provincia Autonoma di Trento, which is committed to the development of these technologies with an eye to seeding early market opportunities. The initial order will be used to demonstrate Astris’ fuel cell technology to government agencies, potential clients and partners in Europe. If the demonstrations are successful a number of projects have been identified that would see a considerable deployment of Astris systems. Potential projects include up to 24 mountain shelters that currently rely on diesel generators to provide electricity and a high profile demonstration in the town of Isera, Italy.

“We are pleased to secure this order from El.Ma as an initial introduction to their fuel cell and hydrogen initiatives,” said Peter Nor, Vice President of Marketing of Astris Energi. “We are confident that the unique attributes of our fuel cell technology, such as lower costs and higher efficiencies, will become apparent through this relationship and additional opportunities will unfold. The European market is developing ahead of North America and we are pleased to be working with El.Ma to target some of these developing markets. This is an important step in moving Astris from R&D to revenue generation.”

El.Ma. also specializes in research and advancement of manufacturing processes, an expertise applicable to Astris’ current AFC production line initiative. Additional information about El.Ma can be found at the company’s website: www.elmanet.it.

The collaboration between Astris and El.Ma will be coordinated by Energie Rinnovabili Italia s.r.l. (ERI). ERI is a privately held company in Genova, Italy, with a focus on energy technology. Additional projects are being considered. More information can be found at: www.enrin.it.

 “We are happy to have reached this important milestone with the Astris team.” Said dott. ing. Massimo Luminari, Direttore Generale of El.Ma. Electronic Machining s.r.l. “We are excited to begin demonstrations of Astris’ technology as we have identified a number of early opportunities that should follow successful demonstrations.”

About Astris Energi Inc.
Astris is a late-stage development company committed to becoming the leading provider of affordable fuel cells and fuel cell generators internationally. Astris is commencing pilot production of its POWERSTACK™ MC250 technology in 2005. Astris is the only publicly traded company in North America focused exclusively on the, economically more favourable, alkaline fuel cell. Additional information is also available at the company’s website at www.astris.ca.

Forward-Looking Statements
Any statements in this release that are not statements of fact may be considered “forward looking statements” as that term is defined under securities laws in the United States and Canada. Forward-looking statements are only predictions and may differ materially from actual events or results.

For further information, please contact:
Loyola Financial Services
Shareholder Services
Ph: 1-800-963-6470
Fx: 702-317-2301
Email: ASRNF@4lfs.com
Web: http://www.4lfs.com/
Astris Energi Inc.

Astris Energy, Inc.

Date: August 18, 2005	By:	/s/ Jiri Nor

Title: President & CEO

Astris Energy, Inc.

Date: August 18, 2005	By:	/s/ Anthony Durkacz

Title: Chief Financial Officer